July 13, 2009

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:    Icahn Enterprises L.P.
Form 10-K for fiscal year ended December 31, 2008
Filed on March 4, 2009
File No. 1-9515

Dear Mr. Woody:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in your follow-up letter dated June 23, 2009 with respect to the Annual Report on Form 10-K of Icahn Enterprises L.P., a Delaware limited partnership  (the “Company”), for the fiscal year ended December 31, 2008.

We are writing to confirm our discussion on Tuesday, July 7, 2009 that, as you have requested, we will amend our 2008 Form 10-K with respect to items five, seven and eight of your initial comment letter dated April 28, 2009. We plan to file such amendment on or about August 4, 2009.

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Dominick Ragone
Dominick Ragone
Chief Financial Officer
Icahn Enterprises G.P. Inc., the General Partner of
Icahn Enterprises L.P.

Enclosures

cc:	Keith A. Meister (Icahn Enterprises L.P.)